Exhibit (a)(5)(F)

STATE OF MINNESOTA COUNTY OF CARVER	DISTRICT COURT FIRST JUDICIAL DISTRICT CASE TYPE: CIVIL

X
ELIZABETH KUZIO, Individually and on	:	Case No. 10-cv-12-1118
Behalf of All Others Similarly Situated and	:
Derivatively on Behalf of Nominal Defendant	:
FSI International, Inc.,	:
	:	CLASS ACTION
Plaintiffs,	:
:
vs.	:	AMENDED SHAREHOLDER DERIVATIVE
	:	AND DIRECT CLASS ACTION
DONALD S. MITCHELL, JAMES A.	:	COMPLAINT FOR BREACH OF
BERNARDS, TERRENCE W. GLARNER,	:	FIDUCIARY DUTIES, WASTE OF
STAN K. YARBRO, DAVID V. SMITH,	:	CORPORATE ASSETS, AND ABUSE OF
TOKYO ELECTRON LIMITED, and RB	:	CONTROL
MERGER CORP.,	:
:
Defendants,	:
vs.	:
:
FSI INTERNATIONAL, INC.,	:	JURY TRIAL DEMAND
:
Nominal Defendant.	:
X

Plaintiff Elizabeth Kuzio, individually and on behalf of all others similarly situated (“Plaintiffs”), and derivatively on behalf of Nominal Defendant FSI International, Inc. (“FSI” or the “Company”), for their amended complaint1, respectfully bring this direct class action for breach of fiduciary duties, waste of corporate assets, and abuse of control on behalf of the public shareholders of FSI and derivatively on behalf of FSI and against the herein-named defendants. Upon information and belief, Plaintiffs allege the following:

SUMMARY OF THE ACTION

1. This is a stockholder derivative and direct class action brought by Plaintiffs individually and on behalf of the public holders of FSI common stock, and derivatively on behalf of FSI, against FSI’s Board of Directors (the “Board”), and Tokyo Electron Limited (“Tokyo Electron”), arising out of breaches of fiduciary duty, and/or aiding and abetting those breaches, in connection with the Board’s decision to sell FSI to Tokyo Electron at a substantial discount via an inherently unfair process designed to take advantage of a cyclical downturn in FSI’s stock price and to ensure that Tokyo Electron, and only Tokyo Electron, continues to participate in FSI’s improving financial condition (the “Proposed Transaction”).

2. On August 13, 2012, FSI announced that it had entered into an Agreement and Plan of Merger with Tokyo Electron (the “Merger Agreement”) pursuant to which, on August 27, 2012, Tokyo Electron commenced a tender offer (the “Tender Offer”) to acquire all the outstanding shares of FSI common stock for $6.20 per share in cash (the “Merger Consideration”), or an aggregate equity purchase price of approximately $252.5 million. The Board unanimously approved the Merger Agreement and recommends that the shareholders of the Company tender their shares in the Tender Offer.

[1]

There is a pending motion to consolidate all related actions filed regarding the Proposed Transaction, defined herein, which was filed through the actions captioned Kuzio v. Mitchel, et al., Case No, 10-cv-12-1118, and Hoffman v. Mitchell, et al., Case No. 10-cv-12-1122.”

3. Upon completion of the Tender Offer, which is scheduled to close on September 24, 2012, all the outstanding shares of FSI common stock not tendered in the Tender Offer will be converted into the right to receive the Merger Consideration.

4. The Proposed Transaction is the product of a fundamentally flawed process that fails to maximize shareholder value, which was entered into in bad faith and in breach of the Defendants’ fiduciary duties, and that is designed to ensure the acquisition of FSI by Tokyo Electron on terms preferential to Tokyo Electron and FSI insiders but detrimental to Plaintiffs and the other public shareholders of FSI. Specifically, the Merger Consideration significantly undervalues the Company, the Proposed Transaction was approved by conflicted directors, the Merger Agreement unlawfully binds the parties to the unfair terms of the Proposed Transaction and impermissibly deters potential topping bidders, the Merger Agreement enables Tokyo Electron to circumvent shareholder approval of the Proposed Transaction, and Defendants filed a materially deficient Schedule 14D-9 (the “14D-9”) with the U.S. Securities and Exchange Commission (the “SEC”) to solicit shareholders to tender their shares to Tokyo Electron.

5. First, the Merger Consideration significantly undervalues the Company and is merely an attempt by Tokyo Electron to acquire FSI during a cyclical downturn in FSI’s stock price. As noted in FSI’s latest annual report to its shareholders, “[t]he microelectronics industry is cyclical in nature and experiences periodic downturns.... Our business is cyclical but is not seasonal to any significant extent.”2 Just before the Proposed Transaction was announced, FSI was experiencing such a “periodic downturn,” and as a result, the Company’s share price did not accurately reflect the Company’s true intrinsic value. Defendants clearly timed the Proposed Transaction to take advantage of this temporary dip in FSI’s stock price in order to acquire this valuable company for a bargain while creating the appearance of price premium to the Company’s shareholders.

[2]	Available at http://sec.gov/Archives/edgar/data/841692/000119312511297076/d251512d-10k.htm (last visited Aug. 13, 2012).

6. Not only did Defendants time the Proposed Transaction to take advantage of the temporary dip in FSI’s stock price, but the Merger Consideration also fails to account for FSI’s undeniable growth potential. Specifically, fiscal 2011 presented some temporary challenges to FSI’s business, such as the 8.9 magnitude earthquake and resulting tsunami that affected Japan in March 2011. This catastrophic event impacted many of FSI’s large customers, which in turn, negatively affected FSI’s business and stock price. Since 2011, however, FSI has demonstrated its true worth and growth potential. Indeed, for three consecutive quarters in fiscal 2012, FSI has reported exponentially improving financial results, in some instances, even far surpassing stock analysts’ predictions. Furthermore, FSI has carried substantial cash on hand and no debt throughout this entire period.

7. This positive trend in FSI’s performance indicates that its share price will continue to improve and will soon surpass the discounted Merger Consideration. To be sure, stock analysts predict FSI’s earnings will grow by 82.50 percent in fiscal 2012, 72.20 percent in fiscal 2013, and by 20 percent each year over the next five years; far surpassing the industry as a whole.

8. Furthermore, the Merger Consideration does not compensate FSI shareholders for the synergistic value that Tokyo Electron and its shareholders will enjoy from the Proposed Transaction. These facts demonstrate that the Merger Consideration does not adequately value FSI and will not fairly compensate FSI shareholders for their investment. Thus, any “premium” Defendants may tout is illusory.

9. Defendants’ approval of the inadequate Merger Consideration constitutes a breach of their fiduciary duties, including their duty of loyalty, as Defendants consciously disregarded their duty to maximize shareholder value. Indeed, as detailed in the 14D-9, Defendants only contacted strategic buyers for the Company and failed to contact a single financial buyer to gauge interest for the Company.

10. Furthermore, the FSI Directors who voted to approve the Proposed Transaction suffer from incurable conflicts of interest that hinder their ability to faithfully exercise their fiduciary duties towards the FSI shareholders. As one example, Defendant Donald S. Mitchell (“Mitchell”), President, Chief Executive Officer (“CEO”), and Chairman of the Board, will continue to serve as President of the post-merger company and will be handsomely compensated as a result. Similarly, Defendant Terrence W. Glarner (“Glarner”), an FSI Director, will also receive significant cash rewards in connection with the Proposed Transaction that he (unsurprisingly) approved. To be sure, these insider benefits will not be shared with the other public shareholders of FSI, like Plaintiffs and the Class, who will be stripped of their investment for inadequate consideration.

11. To make matters worse, Defendants, in bad faith, have attempted to unlawfully bind FSI shareholders to the unfair Proposed Transaction by including several provisions in the Merger Agreement that operate to protect the deal and deter any potential topping bidders (the “Deal Protection Devices”). For instance, the Merger Agreement prohibits the Board from soliciting alternative bids for the Company. There are rapid and comprehensive information rights for Tokyo Electron. There are matching rights for Tokyo Electron providing for, inter alia, a five day window and the obligation of the company to renegotiate with Tokyo Electron if a topping bid emerges. There is a reaffirmation provision requiring the Board to publicly reconfirm support for the takeover within 10 days if requested by Tokyo Electron. Should a topping bidder still be undeterred, however, the Merger Agreement requires FSI to pay Tokyo Electron an $8,837,500 termination fee. The layering effect of this suite of these and other deal protection devices precludes topping bidders from emerging, thus prohibiting Company shareholders to receive proper value for their shares through a fair process.

12. As if all of this were not enough, the Merger Agreement leaves FSI shareholders helpless to oppose the Proposed Transaction without Court intervention. Specifically, should FSI’s shareholders oppose they Proposed Transaction by refusing to tender a majority of the outstanding shares of the Company’s common stock (a condition precedent to closing the Tender Offer), the Merger Agreement grants Tokyo Electron an irrevocable option to purchase an aggregate number of newly-issued FSI shares that would allow it to possess a majority of the outstanding FSI shares, thus circumventing shareholder approval of the Proposed Transaction (the “Top-up Option”).

13. Defendants have also, in bad faith, breached their fiduciary duty of candor by failing to provide sufficient information to FSI shareholders to enable them to make an informed decision about whether to tender their shares in the Tender Offer. Specifically, on August 27, 2012, Defendants filed a 14D-9 with the SEC. The ostensible purpose of the 14D-9 was to provide sufficient information to FSI shareholders to enable them to make intelligent and informed decisions on whether to tender their shares in the Tender Offer. The 14D-9, however, is materially deficient in many respects and fails to disclose adequate information regarding the Proposed Transaction to FSI shareholders.

14. Simply put, the Proposed Transaction is the product of a fundamentally flawed process that is designed to unlawfully divest FSI’s public shareholders of their equity holdings and end FSI’s independent existence without providing FSI and its shareholders the maximized value to which they are entitled. Defendants know FSI will continue to produce substantial revenue and earnings for its shareholders and have engaged in self-dealing to assure themselves participation in the future growth in the Company after the Proposed Transaction is completed. Herein, Plaintiffs allege that the Proposed Transaction and Tender Offer are being accomplished by deception, illegality, and in breach of Defendants’ fiduciary duties owed to FSI shareholders.

15. Plaintiffs seek equitable relief only.

PARTIES

16. Plaintiff Elizabeth Kuzio is, and at all material times was, a shareholder of FSI. Plaintiff Kuzio is a resident of Hillsborough, NJ and holds 8,400 shares of FSI common stock. Plaintiff Kuzio has had continuous and uninterrupted ownership of her FSI shares since April 16, 2012.

17. Nominal Defendant FSI is a Minnesota corporation with its corporate headquarters located at 3455 Lyman Boulevard, Chaska, Minnesota 55318. FSI designs, manufactures, markets, and supports equipment used in the fabrication of microelectronics, such as advanced semiconductor devices. More specifically, FSI manufactures, markets, and supports surface conditioning equipment that uses wet, cryogenic, and other chemistry techniques to clean, strip, or etch the surfaces of silicon wafers and supplies refurbished microlithography products, which are used to deposit and develop light sensitive films. FSI directly sells and services its products in North America, Europe, and the Asia Pacific region. FSI common stock is listed and traded on the NASDAQ Stock Exchange under the ticker symbol, “FSII.”

18. Defendant Mitchell is, and at all material times was, President, CEO, and Chairman of the Board of FSI. Mitchell was named President and CEO of FSI in December 1999, appointed a director in March 2000, and became Chairman of the Board on January 23, 2002. From its formation in 1998 until December 1999, Mitchell was President of Air Products Electronic Chemicals, Inc., a division of Pennsylvania-based Air Products and Chemicals, Inc. From 1991 to 1998, Mitchell served as President of Schumacher, Inc., a global chemical equipment and services supplier to the semiconductor industry. From 1999 to 2000, Mitchell served as the Chairman of the Board of Directors of Semiconductor Equipment and Materials International (“SEMI”), a global industry trade association.

19. Defendant James A. Bernards (“Bernards”) is, and at all material times was, a Director of FSI. Bernards has served as a Director of FSI since July 1981. Since June 1993, Bernards has been President of Facilitation, Inc., a provider of business and financial consulting services. Bernards was President of the accounting firm of Stirtz, Bernards & Company from May 1981 to June 1993. Since 1986, Bernards has been President of Brightstone Capital, Ltd., a venture capital fund manager. Bernards was a practicing CPA from 1973 to 1993 and has been a director of six public companies and several private companies.

20. Defendant Glarner is, and at all material times was, a Director of FSI. Since February 1993, Glarner has been President of West Concord Ventures, Inc., a venture capital company. From 1982 to February 1993, Glarner was President of North Star Ventures, Inc. and North Star Ventures II, Inc., two venture capital funds. Glarner is also a director of Aetrium, Inc. and NVE Corporation.

21. Defendant Stan K. Yarbro (“Yarbro”) is, and at all material times was, a Director of FSI. Yarbro has held technical, management, and executive positions in the semiconductor equipment industry for over 25 years. Since 2004, Yarbro has been employed at Varian Semiconductor Equipment Associates, Inc., a supplier of implant technology and equipment to the semiconductor industry, most recently as Executive Vice President of Worldwide Field Operations. From 1997 to 2004, Yarbro held several management positions at KLA Tencor Corporation, including Group Vice President of Worldwide Field Operations. From 1994 to 1997, Yarbro was President of Park Scientific, a venture-funded supplier of scanning probe microscopes. Yarbro has previously served on the board of public and private companies.

22. Defendant David V. Smith (“Smith”) is, and at all material times was, a Director of FSI. From January 2006 to April 2008, Smith was President, CEO, and Director of GlobiTech Holding Company, a privately-held epitaxial services company based in Sherman, Texas. Smith retired as the President of TECH Semiconductor Singapore Pte. Ltd. (“TECH Semiconductor”) in June 2002. TECH Semiconductor is a joint venture DRAM memory chip manufacturing company formed by Texas Instruments, the Economic Development Board of Singapore, Canon and Hewlett-Packard. Prior to joining TECH Semiconductor, Smith served in a variety of positions with Texas Instruments, including the Managing Director of Texas Instruments Singapore and the Deputy Worldwide Memory Operations Manager of Texas Instruments Malaysia, Bipolar Operations Manager of Texas Instruments Malaysia, and Discrete Operations Manager. Smith was also Texas Instruments’ Korea’s Manager from 1978 to 1980.

23. The Defendants identified in paragraphs 18-22 are sometimes collectively referred to herein as the “Individual Defendants.”

24. Defendant Tokyo Electron is a Japanese company mainly engaged in the manufacture and sale of electronic products for industrial use. The Semiconductor Manufacturing Equipment segment provides coaters and developers for wafer processing, plasma etching equipment, thermal processing systems, single wafer deposition systems, cleaning systems and others. The Flat-panel Display (“FPD”) and Photovoltaic Cell (“PV”) Manufacturing Equipment segment offers coaters and developers for FPD manufacturing, ashing devices, and plasma chemical vapor deposition (“CVD”) devices. The Electronic Component and Information Communication Equipment segment designs, develops, purchases and sells semiconductor products such as integrated circuits (“ICs”), computer and network equipment, software and others. Tokyo Electron stock is listed and traded on the Tokyo Stock Exchange under the ticker symbol, “8035.”

25. Defendant RB Merger Corp. is a Minnesota corporation, an indirect wholly owned subsidiary of Defendant Tokyo Electron, and a vehicle through which Defendants seek to effectuate the Proposed Transaction.

26. Defendants Tokyo Electron and RB Merger Corp. are collectively referred to herein as “Tokyo Electron.”

JURISDICTION AND VENUE

27. Jurisdiction is proper in this District because FSI is headquartered in, and regularly transacts business within, Carver County, Defendants have committed torts within Carver County, Defendants solicit business in Carver County, Defendants derive substantial revenue from interstate or international commerce, and/or Defendants should reasonably expect their acts to have consequences in Carver County

28. Venue is proper in this District because, inter alia, FSI’s principal place of business is located in Carver County, and the Individual Defendants regularly conduct business in this jurisdiction. In addition, the acts and transactions complained of herein took place, in all or substantial part, in Carver County.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

29. Under applicable law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; or (ii) a break up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium.

30. To diligently comply with these duties, the directors and/or officers may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits themselves from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

31. In accordance with their duties of loyalty and good faith under Minn. Stat. §302A.251, the Individual Defendants, as directors and/or officers of FSI, are obligated to refrain from:

(a) participating in any transaction where the directors’ or officers’ loyalties are divided;

(b) participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense, or to the detriment, of the public shareholders.

32. Defendants are also obliged to honor their duty of candor to FSI’s shareholders by, inter alia, providing all material information to the shareholders regarding a scenario in which they are asked to vote or tender their shares. This duty of candor ensures that shareholders have all the information that will enable them to make informed, rational, and intelligent decisions about whether to vote or tender their shares.

33. Plaintiffs alleges herein that Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith, and independence, owed to Plaintiffs and other public shareholders of FSI. Defendants stand on both sides of the transaction, are engaging in self dealing, and are obtaining for themselves personal benefits, including personal financial benefits not shared equally by Plaintiffs or the Class. As a result of Defendants’ self dealing and divided loyalties, neither Plaintiffs nor the Class will receive adequate or fair value for their shares of FSI common stock in the Proposed Transaction.

34. Because Defendants are, in bad faith, knowingly or recklessly breaching their duties of loyalty, good faith, candor, and independence in connection with the Proposed Transaction, the burden of proving the inherent, or entire fairness, of the Proposed Transaction, including all aspects of its negotiation, structure, price, and terms, is placed upon Defendants as a matter of law.

SUBSTANTIVE ALLEGATIONS

The Company’s Future Success Is Undeniable

35. FSI, a leading global manufacturer of surface conditioning equipment for microelectronics manufacturing, is a success story within a downed industry. Indeed, the microelectronics industry is cyclical in nature and experiences periodic downturns. FSI, however, has been able to outperform its competitors by keeping up with the technological advances in microelectronics manufacturing, and the accompanying demand for updated surface conditioning equipment, with its ORION® Single Wafer Cleaning System (the “ORION® System”). The ORION® System has enabled FSI to grow substantially during the cyclical downturn that the microelectronics industry is currently experiencing. Indeed, FSI has reported double digit revenue growth over the last two quarters in the midst of market headwinds. Moreover, FSI carried significant cash and no debt during a majority of this period. Indeed, the Company currently holds $50 million in cash and carries no debt. And financial analysts all predict significant future growth for the Company.

36. Despite its success, FSI’s current stock price does not reflect the Company’s true intrinsic value. Indeed, FSI, like many other businesses, suffered during the economic crash of 2008. As an illustration, on March 9, 2009, FSI common stock traded at a paltry $0.23 per share. FSI recovered well, however, eventually improving its stock price to $4.93 per share on June 14, 2010—an increase of over 2,000 percent in just 13 months. FSI’s stock price ultimately climbed to its peak on May 13, 2011, where it traded at $5.28 per share:3

[3]	Available at http://finance.yahoo.com/q/bc?s=FSII+Basic+Chart (last visited Aug. 13, 2012).

37. Then, on March 11, 2011, Japan experienced an 8.9 magnitude earthquake, triggering a tsunami that lead to widespread damage and business interruption. The repercussions of the Japan earthquake and tsunami impacted several of FSI’s significant customers, resulting in product order delays and requests for delays of system shipments from several customers in the third quarter of fiscal 2011. As a result, both semiconductor and equipment producers became more cautious with respect to the outlook for the remainder of FSI’s fiscal 2011. FSI was unable to predict what, if any, additional impact the interruptions in Japan would have on its future operations, and as a result, on June 1, 2011, FSI lowered its previously announced revenue guidance for the third quarter of fiscal 2011 from over $30 million to a range of between $25 and $27 million, dropping even further from Reuters analysts’ original estimate of $32 million.

38. The impact of the Japan earthquake (a temporary event), coupled with FSI’s inability to meet analysts’ predictions, caused FSI’s stock price to plummet from its peak of $5.82 per share to $1.82 per share on September 23, 2011.

39. Despite these acute challenges it faced in fiscal 2011, FSI recovered impressively in fiscal 2012. Indeed, FSI reported exponentially improving sales in all three quarters of fiscal 2012 - an increase of 22 percent ($13.3 million) in the first quarter, 25 percent ($38.5 million) in the second quarter (significantly bypassing analysts’ predictions of $26 million), and 98 percent ($50.8 million) in the third quarter. FSI also reported impressive improvements in earnings in those three quarters. Indeed, after reporting a $3 million loss in the first quarter of fiscal 2012, FSI’s earnings eventually climbed to $3.7 million in the second quarter (significantly bypassing analysts’ predictions of $1 million), and to an impressive $10 million in the third quarter of fiscal 2012. Also noteworthy is the fact that FSI carried significant cash on hand and no debt throughout this entire period.

40. The future performance of FSI certainly seemed to be heading in a positive direction. And indeed, on March 28, 2012, after FSI released second quarter results that far surpassed analysts’ predictions, a Zacks Investment Research (“Zacks”) analyst ranked FSI stock as a “Strong Buy” with “both growth and value characteristics.”4 Zacks analysts noted that FSI stock was “a real bargain during last year’s sell-off” and that the shares “have since rebounded to nearly 2-year highs,” but opined that even at $5.20 per share, “there’s still plenty of value.”5

41. FSI has demonstrated its resiliency as a company as well as its ability to earn more than its current stock price reflects, and the Company is clearly poised for continued growth and success. In fact, analysts predict FSI’s earnings will grow by 82.50 percent in fiscal 2012, 72.20 percent in fiscal 2013, and by 20 percent each year over the next five years; far surpassing the industry as a whole:6

[4]	Available at http://finance.yahoo.com/news/zacks-releases-four-powerful-buy-l15418370-.html (last visited Aug. 13, 2012).

[5]	Available at http://finance.yahoo.com/news/fsi-international-fsii-zacks-rank-050030346.html (last visited Aug. 13, 2012).

[6]	Available at http://investing.money.msn.com/investments/earnings-estimates?symbol=fsii (last visited Aug. 13, 2012).

Defendants Announce the Unfair Proposed Transaction

42. Despite the Company’s impressive and consistently improving performance, as well as its undeniable growth potential, on August 13, 2012, Defendants announced the unfair Proposed Transaction:7

TOKYO ELECTRON TO ACQUIRE FSI INTERNATIONAL

Tokyo, and Chaska, MN (August 13, 2012) Tokyo Electron Limited (“TEL”; Headquarters: Tokyo; President and CEO: Hiroshi Takenaka) (TSE: 8035) and FSI International, Inc (“FSI”; Headquarters: Chaska, Minnesota, USA; Chairman and CEO: Donald Mitchell) (NASDAQ: FSII), announced today that they have entered into a definitive agreement under which TEL will acquire FSI for $6.20 per share in cash, or an aggregate equity purchase price of approximately $252.5 million.

The purchase price represents a premium of 53.5% to the closing price of FSI’s common shares on August 10, 2012. The acquisition, which will be completed pursuant to a cash tender offer followed by a second step merger, has been unanimously approved by the boards of directors of TEL and FSI. The board of directors of FSI unanimously recommends that FSI’s shareholders tender their shares into the tender offer. The transaction is expected to close in calendar year.

Surface preparation has increasingly become a critical technology in semiconductor manufacturing, and TEL is focused on improving its market position. FSI is a leading provider of cleaning and surface preparation equipment with process capabilities complementary to TEL’s. FSI’s innovative technologies, combined with TEL’s expertise and strong track record as a provider of fundamentally reliable batch and single wafer surface preparation equipment with high productivity and outstanding low defect performance, will enable TEL to provide an even stronger overall product lineup. Additionally, the diverse set of tool capabilities greatly enhances TEL’s capacity to offer value-added solutions for the new surface preparation challenges that will inevitably come in the future.

Hiroshi Takenaka, President and CEO of TEL, commented: “FSI has a long history as a technology innovator in surface preparation. They have repeatedly developed creative solutions to key challenges in semiconductor manufacturing. I’m convinced that the acquisition will expand TEL’s business by strengthening our ability to provide effective solutions for the full range of current and future customer applications, thereby increasing value to our shareholders.”

[7]	Available at http://www.fsi-intl.com/index.php/news-events/2012/493-tokyo-electron-to-acquire-fsi-international (last visited Aug. 13, 2012).

Donald Mitchell, Chairman and CEO of FSI, added: “This transaction represents a compelling opportunity for FSI shareholders, employees and customers. By combining the market position, scale and operational excellence of Tokyo Electron with the leading edge surface preparation solutions from FSI we can ensure that semiconductor manufacturers have access to the advanced technology they need for success at 28 nanometers and below. We are pleased to become part of Tokyo Electron, a premier company in the semiconductor production equipment industry.”

Under the terms of the definitive merger agreement between TEL and FSI, TEL, through an indirect wholly-owned subsidiary, will commence a cash tender offer to purchase all of the outstanding shares of FSI’s common stock for $6.20 per share. The closing of the tender offer is subject to customary terms and conditions, including the tender of a number of shares that constitutes at least a majority of FSI’s outstanding shares of common stock, on a fully diluted basis, and receipt of required regulatory approvals, including expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. The agreement also provides for the parties to effect, subject to customary conditions, a merger following the completion of the tender offer that would result in all shares not tendered in the tender offer being converted into the right to receive $6.20 per share in cash. TEL will finance the acquisition from its existing cash resources.

Goldman Sachs is serving as exclusive financial adviser to Tokyo Electron in connection with the acquisition, and Jones Day is its legal adviser. Barclays is serving as exclusive financial adviser to FSI in connection with the acquisition, and Faegre Baker Daniels LLP is its legal adviser.

* * *

43. The Proposed Transaction is the product of a fundamentally flawed process, undertaken in bad faith and in breach of the Defendants’ fiduciary duties, that fails to maximize shareholder value and that is designed to ensure the acquisition of FSI by Tokyo Electron on terms preferential to Tokyo Electron and FSI insiders but detrimental to Plaintiffs and the other public shareholders of FSI.

44. Specifically, Defendants breached their fiduciary duties, in bad faith, by failing to fully inform themselves of the true value of FSI and accepting the Merger Consideration, which significantly undervalues the Company. To be sure, on June 20,2012, less than two months before Defendants announced the Proposed Transaction, analysts from Dougherty & Company LLC (“Dougherty & Co.”) and Craig-Hallum Capital Group LLC (“Craig-Hallum”), the only analysts to follow FSI, each set a price target of $7.50 for FSI’s stock. Indeed, commenting on the Proposed Transaction on August 14, 2012, Dougherty & Co. stated that “[w]e would have expected a higher price[.]”

45. Defendants clearly engineered the Proposed Transaction, with its meager Merger Consideration, to coincide with a cyclical downturn in FSI’s stock price. Indeed, as noted in FSI’s latest annual report to its shareholders, “[t]he microelectronics industry is cyclical in nature and experiences periodic downturns. . . Our business is cyclical but is not seasonal to any significant extent.”8 Just before the Proposed Transaction was announced, FSI was experiencing such a “periodic downturn,” and as a result, the Company’s share price did not accurately reflect FSI’s true intrinsic value. And Defendants timed the Proposed Transaction to take advantage of this temporary dip in FSI’s stock price so that Tokyo Electron could acquire this valuable company for a bargain while creating the appearance of a price premium to FSI shareholders.

46. Adding to the inadequacy of the consideration being offered FSI shareholders is the fact that the Merger Consideration fails to account for the Company’s undeniable growth potential. Indeed, since the temporary and acute challenges the Company faced during fiscal 2011, such as the 8.9 magnitude earthquake and resulting tsunami that affected Japan and FSI’s stock price in March 2011, FSI has demonstrated its true value and growth potential. Specifically, in three consecutive quarters of fiscal 2012, FSI reported exponentially improving results, even surpassing stock analysts’ predictions in some instances. And, as explained above, analysts predict that FSI will continue to grow by 82.50 percent in fiscal 2012, 72.20 percent in fiscal 2013, and by 20 percent each year over the next five years. Indeed, the day that Defendants announced the Proposed Transaction, Craig-Hallum commented that:

[8]	Available at http://sec.gov/Archives/edgar/data/841692/000119312511297076/d251512d10k.htm (last visited Aug. 13, 2012).

We believe FSII is poised for meaningful expansion in revenue and earnings over the next couple of years. Given the stock’s reasonable valuation and our belief that FSII’s current financial and fundamental strengths far surpass any previous cycle, we would be buyers of the stock in anticipation of significant appreciation, (emphasis added).

47. This positive trend in FSI’s performance, as well as stock analysts’ optimistic view of the Company’s future growth potential, indicates that FSI’s share price will continue to improve and will soon surpass the discounted Merger Consideration. This undeniable growth potential is not reflected in the Merger Consideration.

48. Furthermore, the Merger Consideration will not compensate FSI shareholders for the substantial synergistic value that FSI, with its innovative ORION® System, presents to Tokyo Electron and its shareholders, as shown in the following PowerPoint presentation by Tokyo Electron:

49. It is clear, therefore, that the Merger Consideration undervalues the Company and will not adequately compensate shareholders for their investment in FSI, To be sure, correcting obvious errors in the valuation analyses that support Barclays’ fairness opinion further demonstrates that the Merger Consideration is, simply, insufficient. Indeed, in three of the six valuations conducted in its Comparable Company Analysis, Barclays applied ranges of multiples that begin below the lowest multiple utilized by any of the companies it analyzed.

50. Similarly, with respect to its Discounted Equity Value Analysis, Barclays utilized a CY2013E P/E multiple range of 5.0x to 7.0x. This multiple range is clearly insufficient when juxtaposed against the CY2013E P/E multiple range of 7.5x to l0.0x Barclays utilized in its Comparable Company Analysis.

51. Barclays also prepared a Discounted Cash Flow Analysis (the “DCF Analysis”) that is deficient in several respects. First, Barclays’ DCF Analysis only considered Company growth up until 2014 and calculated a terminal value at that point. Barclays’ decision to analyze Company cash flows only up until 2014 is not only odd when considering the fact that Company management provided projections up until the year 2015, but also serves to undervalue the Company, which is experiencing approximately 36 percent growth per year. As such, calculating a terminal value on the year 2014 fails to attribute the added growth from the following year to FSI. Furthermore, the terminal multiples (assumed to be EB1TDA multiples, although not defined in the 14D-9) Barclays selected to derive an implied terminal value for the Company ranged from 3.5x to 5.0x. This range is also significantly below the mean and median multiples observed by Barclays in its Comparable Company Analysis, and thus, serves to undervalue the Company. Indeed, Based on its size and growth characteristics, FSI is more appropriately considered as a “small/mid cap” company analyzed by Barclays, rather than a “large cap” company. The mean and median multiples observed by Barclays for the small/mid cap companies, on an Enterprise Value / 2012E EBITDA basis, was 9.2x and 9.2x, respectively. Given that FSI’s growth prospects appear superior to most, if not all, of the comparable companies, Barclays’ decision to value FSI using sub-standard multiples is, at best, confusing and, at worst, alarming.

52. Ultimately, Defendants approved the Proposed Transaction and the inadequate Merger Consideration without fully informing themselves of the true value of the Company, in breach of their fiduciary duties. Indeed, the 14D-9 reveals that Defendants did not contact a single financial buyers and conducted no post-signing market check to confirm the adequacy of the Merger Consideration.

53. Equally troubling is the fact that certain FSI Directors suffer from incurable conflicts of interest that hinder their ability to faithfully exercise their fiduciary duties towards the FSI shareholders. As one example, Defendant Mitchell, President, CEO, and Chairman of the Board, will continue to serve as President of the post-merger company and will be handsomely compensated as a result. Indeed, Defendant Mitchell stands to receive over $3 million in cash and equity awards in connection with the Proposed Transaction, in addition to the perquisites he will continue to receive as an executive of the post-merger company.

54. Likewise, Defendant Glarner, an FSI Director, will also receive significant cash rewards in connection with the Proposed Transaction that he (unsurprisingly) approved. Indeed, the following chart illustrates the $188,935.00 cash payment Defendant Glarner will receive in connection with the Proposed Transaction:

Name	Number of Shares Underlying Option	Exercise Price/ Share ($)	Aggregate Payment for Option Cancellation ($)	Total ($)
Terrence W. Glarner	7,500	3.540	19,950.00
	7,500	4.210	14,925.00
	7,500	4.950	9,375.00
	7,500	5.000	9,000.00
	7,500	1.740	33,450.00
	7,500	0.372	43,710.00
	7,500	3.110	23,175.00
	7,500	4.060	16,050.00
	10,000	4.270	19,300.00
				188,935.00

55. These insider benefits will not be shared with the public shareholders of FSI, like Plaintiffs and the Class, who will be stripped of their investment for inadequate consideration.

56. The Board’s formation of a Special Committee, moreover, was merely window dressing and did not cure these conflicts of interest. First, the Board did not excise Defendant Glarner from the Special Committee. As explained above, Glarner stands to be handsomely rewarded upon consummation of the Proposed Transaction, and thus, his independence and ability to exercise his fiduciary duties towards FSI’s shareholders is questionable. Furthermore, the Special Committee was not formed until approximately one month before Defendants executed the Merger Agreement. As such, conflicted Board members, Defendants Mitchell and Glarner, were free to negotiate preferential terms for themselves during the nine months leading up to the formation of the Special Committee; in contravention of the Minnesota Business Corporation Act, which requires the Board to “promptly form a committee composed solely of one or more disinterested directors[]” “[w]hen a business combination or acquisition of shares is proposed[.]”9

57. Defendants have also breached their fiduciary duties by attempting to bind FSI shareholders to the unfair Proposed Transaction by including several Deal Protection Devices in the Merger Agreement. For instance, the Merger Agreement prohibits the Board from soliciting alternative bids for the Company. There are rapid and comprehensive information rights for Tokyo Electron. There are matching rights for Tokyo Electron providing for, inter alia, a five day window and the obligation of the company to renegotiate with Tokyo Electron if a topping bid emerges. There is a reaffirmation provision requiring the Board to publicly reconfirm support for the takeover within 10 days if requested by Tokyo Electron. Should a topping bidder still be undeterred, however, the Merger Agreement requires FSI to pay Tokyo Electron an $8,837,500 termination fee.

[9]	Minn. Stat. Ann. §302A.673, subdivision 1, paragraph (d)(l).

The layering effect of this suite of these and other deal protection devices precludes topping bidders from emerging, thus prohibiting Company shareholders to receive proper value for their shares through a fair process.

58. As if all of this were not enough, the Merger Agreement leaves FSI shareholders helpless to oppose the Proposed Transaction without Court intervention. Specifically, should FSI’s shareholders oppose they Proposed Transaction by refusing to tender a majority of the outstanding shares of the Company’s common stock (a condition precedent to closing the Tender Offer), the Merger Agreement grants Tokyo Electron an irrevocable Top-up Option to purchase an aggregate number of newly-issued FSI shares that would allow it to possess a majority of the outstanding FSI shares, thus circumventing shareholder approval of the Proposed Transaction.

Defendants File a Materially Deficient 14D-9 With the SEC

59. To make matters worse, on August 27, 2012, Defendants filed a materially deficient 14D-9 with the SEC. The ostensible purpose of the 14D-9 was to provide FSI shareholders with adequate information to enable them to make intelligent and informed decisions about whether to tender their shares in the Tender Offer. The 14D-9, however, is materially deficient in many respects. Indeed, the 14D-9 fails to adequately disclose, inter alia, the following necessary information:

(a) Who requested the February 1, 2012 meeting between Mr. Sand and the executive from another semiconductor equipment company (p. 13);

(b) Whether the Board authorized Mr. Sand to actively solicit interest from additional parties as of February 1, 2012 (p. 13);

(c) How many strategic or financial companies Barclay’s believed might be interested and capable of completing a transaction with FSI (p. 14);

(d) The specific factors that led Barclays to contact Company A on March 16, 2012 (p. 14);

(e) Who initiated the contact between a director of FSI and the representative of Company B on May 7, 2012 (p. 15);

(f) The specific factors that led Barclays to contact Company C on May 8, 2012 (p. 15);

(g) The number of industry participants with which Barclays representatives held conversations regarding a potential transaction with FSI on July 19, 2012 (p. 18);

(h) The reasons why the Special Committee was formed well into the sales process and not earlier;

(i) The reasons why Defendant Glarner was not excised from the Special Committee considering his apparent conflict of interest;

(j) The reasons why the Board chose not to contact any financial buyers; and

(k) The reasons why the Board interviewed only one financial advisor.

60. With respect to the financial projections provided by FSI management and relied upon by Barclays for purposes of its analysis, the 14D-9 fails to adequately disclose, inter alia, the following items for fiscal years 2012-2015:

(a) EBITDA (or D&A);

(b) Taxes (or tax rate);

(c) Stock-based compensation expense;

(d) Changes in net working capital;

(e) Capital expenditures; and

(f) Unlevered free cash flow.

61. With respect to the Comparable Company Analysis conducted by Barclays (p. 37-39), the 14D-9 fails to adequately disclose, inter alia, the following observed multiples for each of the comparable companies selected by Barclays in its analysis:

(a) Price / Earnings CY2012E;

(b) Price / Earnings CY2013E;

(c) Enterprise Value / CY2012E Revenue;

(d) Enterprise Value / CY2013E Revenue; and

(e) Enterprise Value / CY2012E EBITDA.

62. With respect to the DCF Analysis conducted by Barclays (p. 39), the 14D-9 fails to adequately disclose, inter alia, the following:

(a) The reasons why Barclays used projections only through year 2014 when Company management provided projections through year 2015 in the 14D-9;

(b) How Barclays treated stock-based compensation in its analysis (i.e. as a cash or non-cash expense);

(c) Which metric of earnings Barclays applied in its selected range of terminal multiples to derive the terminal value at the end of the forecast period;

(d) The inputs and assumptions Barclays used to derive the range of discount rates (13.0% to 16.0%) used in its analysis; and

(e) The methodology Barclays used to account for FSI’s Net Operating Losses (“NOLs”) in the analysis and the ultimate value Barclays attributed to the NOLs.

63. With respect to the Precedent Transactions Analysis conducted by Barclays (p. 39-40), the 14D-9 fails to adequately disclose, inter alia, the following observed multiples for each of the comparable precedent transactions selected by Barclays in its analysis:

(a) Enterprise Value / LTM Revenue; and

(b) Enterprise Value / LTM EBITDA.

64. Simply put, the Proposed Transaction is the product of a fundamentally flawed process that is designed to unlawfully divest FSI’s public shareholders of their equity holdings and end FSI’s independent existence without providing FSI and its shareholders the maximized value to which they are entitled. Defendants know FSI will continue to produce substantial revenue and earnings for its shareholders and have engaged in self-dealing to assure themselves participation in the future growth of the Company after the Proposed Transaction is completed. Herein, Plaintiffs allege that the Proposed Transaction is being accomplished by deception, illegality, and in breach of Defendants’ fiduciary duties owed to FSI shareholders.

65. Unless enjoined by this Court, Defendants will continue to breach and/or aid the breaches of fiduciary duties owed to Plaintiffs and the Class, and may consummate the Proposed Transaction, which will deprive Class members of a fair and non-fraudulent sales process, all to the irreparable harm of Plaintiffs and the Class.

66. Plaintiffs and the other members of the Class have no adequate remedy at law.

CLASS ACTION ALLEGATIONS

67. Plaintiffs bring this action individually and as a class action on behalf of all holders of FSI stock who are being, and will be, harmed by Defendants’ actions described herein (the “Class”).

68. Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to, or affiliated with, any Defendants.

69. This action is properly maintainable as a class action under Minnesota Rule of Civil Procedure 23.

70. The Class is so numerous that joinder of all members is impracticable. According to FSI’s SEC filings, on August 23, 2012, there were over 39 million shares of FSI’s common stock outstanding. These shares are held by hundreds, if not thousands, of beneficial holders who are geographically dispersed across the country.

71. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to Plaintiffs and the other members of the Class in connection with the Proposed Transaction;

(b) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiffs and the other members of the Class, in connection with the Proposed Transaction;

(c) whether the Individual Defendants have breached any of their other fiduciary duties to Plaintiffs and the other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, honesty, and fair dealing;

(d) whether the Individual Defendants have breached their fiduciary duties of candor to Plaintiffs and the other members of the Class in connection with the Proposed Transaction by failing to disclose all material information upon which they are able to make an informed decision about whether to vote or tender their shares in favor of the Proposed Transaction;

(e) whether the Individual Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

(f) whether Plaintiffs and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated; and

(g) whether Tokyo Electron is aiding and abetting the wrongful acts of the Individual Defendants.

72. Plaintiffs’ claims are typical of the claims of the other members of the Class and Plaintiffs does not have any interests adverse to the Class.

73. Plaintiffs are adequate representatives of the Class, have retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

74. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants.

75. Plaintiffs anticipate that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

76. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

DEMAND FUTILITY ALLEGATIONS

77. Plaintiffs bring Count Nos. IV—VI, below, derivatively in the right of and for the benefit of FSI, to redress injuries suffered, and to be suffered, by FSI as a direct result of the Individual Defendants’ breaches of fiduciary duty, corporate mismanagement, gross self-dealing, abuse of control, and conspiracy to abuse control.

78. This is not a collusive action to confer jurisdiction in this Court that it would not otherwise have.

79. Plaintiffs will adequately and fairly represent the interests of FSI and its shareholders in enforcing and prosecuting their rights.

80. This action is brought to remedy violations of applicable law.

81. Plaintiffs have not made a demand on the FSI Board prior to the filing of this Complaint because Plaintiffs believe and allege that a demand on the present Board of FSI to institute this action would be a futile, useless act and would result in irreparable injury to the Company because the entire Board participated in the wrongs complained of herein as follows:

a) The Board accepted the Tokyo Electron acquisition proposal on the unfair terms proposed;

b) The known principal wrongdoers and beneficiaries of the Proposed Transaction are in the position to, and do, dominate and control the Board. Thus, the Board could not, and cannot, exercise independent, objective judgment in deciding whether to bring this action nor vigorously prosecute this action against themselves;

c) The Board refused to take any steps to rescind these wrongful actions despite their knowledge that such actions constitute a breach of their fiduciary duties;

d) To bring this action for breach of fiduciary duties, abuse of control, and unjust enrichment, the members of the Board would have been required to sue themselves and/or their fellow directors and allies in the top ranks of the Company with whom they share close personal relationships and with whom they have entangling financial alliances, interests, and dependencies. Suing themselves, their friends, and their allies is not something the Individual Defendants would be willing to do; therefore, the Board would not be able to vigorously prosecute any such action;

e) The Board members receive substantial salaries, bonuses, payments, benefits, and other emoluments and perquisites by virtue of their membership on the Company’s Board and their control of FSI. Thus, the Board members have benefitted from the wrongs alleged herein and have engaged therein to preserve their positions of control and the perquisites thereof, and are incapable of exercising independent, objective judgment in deciding whether to bring this action. The Board members also have close personal and business ties with each other and, consequently, are interested parties and cannot, in good faith, exercise independent business judgment to determine whether to bring this action against themselves; and

f) Due to FSI’s directors’ and officers’ liability insurance coverage, if the directors caused FSI to sue itself and the Company’s executive officers for the claims asserted herein, the directors and officers would be required to personally pay for any judgments entered against them. As a result, if these Defendants were to sue themselves, there would be no insurance coverage for this derivative action. Thus, the Individual Defendants will not sue themselves, because to do so would subject them and their colleagues and/or friends to million-dollar judgments payable from their individual assets alone.

82. Therefore, Plaintiffs have not made a demand on the Board, as such a demand would be a useless and futile act.

CAUSES OF ACTION

COUNT I

Breach of Fiduciary Duties

(Against the Individual Defendants)

83. Plaintiffs repeat and reallege each allegation as though fully set forth herein.

84. Defendants have knowingly and recklessly, and in bad faith, violated fiduciary duties of care, loyalty, good faith and independence owed to the public shareholders of FSI and have acted to put the interests of themselves and Tokyo Electron ahead of the interests of FSI’s shareholders.

85. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, knowingly or recklessly, and in bad faith, are attempting to unfairly deprive Plaintiffs and other members of the Class of the true value of their investment in FSI and the ability to participate in the future growth of the Company.

86. As demonstrated by the allegations above, Defendants knowingly or recklessly failed to exercise the care required, and breached their duties of loyalty, good faith, and independence, owed to the public shareholders of FSI because, inter alia, they failed to:

(a) fully inform themselves of the market value of FSI before entering into the Proposed Transaction;

(b) exercise valid business judgment in connection with Proposed Transaction;

(c) act in the best interests of the public shareholders of FSI common stock;

(d) maximize shareholder value;

(e) obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Proposed Transaction; and

(f) act in accordance with their fundamental duties of good faith, due care, and loyalty.

87. By reason of the foregoing acts, practices, and course of conduct, Defendants have knowingly or recklessly, and in bad faith, failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiffs and the other members of the Class.

88. Unless enjoined by this Court, Defendants will continue to knowingly or recklessly, and in bad faith, breach their fiduciary duties owed to Plaintiffs and the Class, and may consummate the Proposed Transaction, which will exclude the Class from the maximized value they are entitled, all to the irreparable harm of Plaintiffs and the Class.

89. Plaintiffs and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiffs and the Class be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

90. Plaintiff seeks to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against the Individual Defendants. Plaintiffs’ counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of the Class and will seek an award of such fees and expenses at the appropriate time.

COUNT II

Breach of Duty of Candor

(Against the Individual Defendants)

91. Plaintiffs repeat and reallege paragraphs 1 through 76, above, as though fully set forth herein.

92. The Individual Defendants were, and are, under a duty to ensure that FSI’s shareholder are provided full and complete disclosure concerning matters that a reasonable shareholder would deem important under the circumstances.

93. By the acts, transactions, and courses of conduct alleged herein, the Individual Defendants, individually and as part of a common plan or scheme, and in breach of their fiduciary duties to Plaintiffs and the Class, are attempting to unfairly deprive Plaintiffs and the Class of their ability to make intelligent and informed decisions about whether to tender their shares in the Tender Offer.

94. The Individual Defendants have acted in a willful, wanton, and reckless manner in failing to exercise their fiduciary obligations towards Plaintiffs and the other FSI shareholders.

95. As a result of the Individual Defendants’ actions, Plaintiffs and the other Class members have been, and will be, damaged in that they have not received adequate and complete disclosure regarding the Tender Offer and Proposed Transaction.

96. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiffs and the Class, and may consummate the Proposed Transaction, all to the irreparable harm of Plaintiffs and the Class.

97. Plaintiffs and the Class have no adequate remedy at law.

98. Plaintiffs seek to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against Defendants FSI and Tokyo Electron. Plaintiffs’ counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of the Class, and will seek an award of such fees and expenses at the appropriate time.

COUNT III

Claim for Aiding and Abetting

(Against Tokyo Electron)

99. Plaintiffs repeat and reallege paragraphs 1 through 76, above, as though fully set forth herein.

100. Defendant Tokyo Electron is sued herein as an aider and abettor of the breaches of fiduciary duties described above by the Individual Defendants, as members of the Board of FSI.

101. The Individual Defendants breached their fiduciary duties of good faith, loyalty, and due care owed to the public shareholders of FSI because, inter alia, they failed to:

(a) fully inform themselves of the market value of FSI before entering into the Proposed Transaction;

(b) act in the best interests of the public shareholders of FSI common stock;

(c) maximize shareholder value;

(d) obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Proposed Transaction; and

(e) act in accordance with their fundamental duties of good faith, due care, and loyalty.

102. Such breaches of fiduciary duties could not, and would not, have occurred but for the conduct of Defendant Tokyo Electron, which, therefore, aided and abetted such breaches via entering into the Proposed Transaction.

103. Defendant Tokyo Electron had knowledge that it was aiding and abetting the Individual Defendants’ breach of their fiduciary duties to the public shareholders of FSI.

104. Defendant Tokyo Electron rendered substantial assistance to the Individual Defendants in their breach of their fiduciary duties to the public shareholders of FSI.

105. As a result of Defendant Tokyo Electron’s conduct of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, Plaintiffs and the other members of the Class have been, and will be, damaged in that they have been, and will be, prevented from obtaining a fair price for their shares.

106. As a result of the unlawful actions of Defendant Tokyo Electron, Plaintiffs and the other members of the Class will be irreparably harmed in that they will not receive fair value for their investment FSI’s assets and business and will be prevented from obtaining the real value of their equity ownership in the Company. Unless the actions of Defendant Tokyo Electron are enjoined by this Court, it will continue to aid and abet the Individual Defendants’ breaches of fiduciary duties owed to Plaintiffs and the members of the Class and will aid and abet a process that inhibits the maximization of shareholder value and the disclosure of material information.

107. Plaintiffs and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiffs and the Class be fully protected from the immediate and irreparable injury that Defendant’s actions threaten to inflict.

108. Plaintiffs seek to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against Defendants FSI and Tokyo Electron. Plaintiffs’ counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of the Class, and will seek an award of such fees and expenses at the appropriate time.

COUNT IV

Claim for Equitable Relief Under Minn. Stat. §302A.467

(Against the Individual Defendants and Tokyo Electron)

109. Plaintiffs repeat and reallege paragraphs 1 through 76, above, as though fully set forth herein.

110. Minn. Stat. §302A.467 (the “Act”) provides that “if a corporation or an officer or director of the corporation violates a provision of this chapter, a court in this state may, in an action brought by a shareholder of the corporation, grant any equitable relief it deems just and reasonable in the circumstances and award expenses, including attorneys’ fees and disbursements, to the shareholder.”

111. Defendants have knowingly and recklessly, and in bad faith, violated fiduciary duties of care, loyalty, good faith and independence owed to the public shareholders of FSI and have acted to put the interests of themselves and Tokyo Electron ahead of the interests of FSI’s shareholders.

112. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, knowingly or recklessly, and in bad faith, are attempting to unfairly deprive Plaintiffs and other members of the Class of the true value of their investment in FSI and the ability to participate in the future growth of the Company.

113. As demonstrated by the allegations above, Defendants knowingly or recklessly failed to exercise the care required, and breached their duties of loyalty, good faith, and independence, owed to the public shareholders of FSI because, inter alia, they failed to:

(g) fully inform themselves of the market value of FSI before entering into the Proposed Transaction;

(h) exercise valid business judgment in connection with Proposed Transaction;

(i) act in the best interests of the public shareholders of FSI common stock;

(j) maximize shareholder value;

(k) obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Proposed Transaction; and

(l) act in accordance with their fundamental duties of good faith, due care, and loyalty.

114. Defendants’ aforementioned conduct constitutes a breach of their duties of loyalty and good faith in violation of Minn. Stat. §302A.251. As such, Plaintiffs seek equitable relief enjoining the Proposed Transaction and an award of expenses and attorneys’ fees pursuant to the Act.

COUNT V

Claim For Corporate Waste

(Derivatively On Behalf Of FSI Against the Individual Defendants)

115. Plaintiffs repeat and realleges paragraphs 1 through 66 and 77 through 82, above, as though fully set forth herein.

116. As explained above, the Individual Defendants’ conduct in connection with the Proposed Transaction constitutes a waste of corporate assets.

117. Specifically, by entering into the Merger Agreement with Tokyo Electron and expending needed funds from the Company’s coffers to consummate the Proposed Transaction, the Individual Defendants are engaging in a gross waste of corporate assets to the substantial detriment of the Company.

118. As a result of the Individual Defendants’ waste of FSI’s corporate assets, FSI has sustained, and will continue to sustain, irreparable harm for which it has no adequate remedy at law.

119. Plaintiffs seek to obtain a non-pecuniary benefit for FSI in the form of injunctive relief against the Individual Defendants. Plaintiffs’ counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of FSI and will seek an award of such fees and expenses at the appropriate time.

COUNT VI

Claim For Abuse of Control

(Derivatively On Behalf of FSI Against the Individual Defendants)

120. Plaintiffs repeat and reallege paragraphs 1 through 66 and 77 through 82, above, as though fully set forth herein.

121. In direct contradiction of their fiduciary duties, the Individual Defendants have utilized their control over FSI to divert FSI’s valuable assets to Tokyo Electron and other Company insiders.

122. Defendants’ conduct constitutes an abuse of their ability to control and influence FSI, conduct for which all Defendants are legally responsible.

123. By reason of the foregoing, FSI has been damaged and has sustained, and will continue to sustain, irreparable injury for which it has no adequate remedy at law.

124. Plaintiffs seek to obtain a non-pecuniary benefit for FSI in the form of injunctive relief against the Individual Defendants. Plaintiffs’ counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of FSI and will seek an award of such fees and expenses at the appropriate time.

COUNT VII

Claim For Breach Of Fiduciary Duty

(Derivatively On Behalf Of FSI Against The Individual Defendants)

125. Plaintiffs repeats and realleges paragraphs 1 through 66 and 77 through 82, above, as though fully set forth herein.

126. The Individual Defendants engaged in the aforementioned conduct without exercising the reasonable and ordinary care that directors and officers, as fiduciaries, owe to a corporation and its shareholders and have thereby knowingly and/or recklessly breached, and/or aided and abetted breaches of, their fiduciary duties to the Company and/or its shareholders.

127. As a result of the Individual Defendants’ breach of fiduciary duty, FSI has sustained, and will continue to sustain, irreparable harm and has no adequate remedy at law.

128. Plaintiffs seek to obtain a non-pecuniary benefit for FSI in the form of injunctive relief against the Individual Defendants. Plaintiffs’ counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of FSI and will seek an award of such fees and expenses at the appropriate time.

JURY TRIAL DEMAND

Plaintiffs hereby demand trial by jury on all issues so triable.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs demand equitable and injunctive relief in their favor, and in favor of the Class, and against Defendants as follows:

A Declaring that this action is properly maintainable as a class action;

B Declaring and decreeing that the Merger Agreement was entered into in breach of the fiduciary duties of Defendants and is, therefore, unlawful and unenforceable;

C Enjoining Defendants, their agents, counsel, employees, and all persons acting in concert with them from finalizing the Tender Offer and consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to (i) obtain the highest possible price for shareholders; and (ii) provide all material disclosures to shareholders so that they are able to make intelligent and informed decisions about whether to tender their shares in the Tender Offer.

D Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interest of FSI and FSI’s shareholders until the process for the sale or proper auction of the Company is completed and the highest possible price is obtained;

E Rescinding, to the extent already implemented, the Merger Agreement, the Proposed Transaction, or any of the terms thereof;

F Awarding Plaintiffs the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

G Granting any and all further relief as this Court may deem just and proper.

DATED: August 31, 2012	REINHARDT, WENDORF & BLANCHFIELD
GARRETT D. BLANCHFIELD, JR. (#209855)

/s/ Garrett D. Blanchfield
Garrett D. Blanchfield

E-1250 First National Bank Bldg.
332 Minnesota Street
St. Paul, MN 55101
Telephone: 651/287-2100
651/287-2103 (fax)

ROBBINS GELLER RUDMAN & DOWD LLP
STUART A. DAVIDSON
CULLIN A. O’BRIEN
MARK J. DEARMAN
CHRISTOPHER C. MARTINS
120 East Palmetto Park Road, Suite 500
Boca Raton, FL 33432
Telephone: 561/750-3000
561/750-3364 (fax)

WILLIE BRISCOE
THE BRISCOE LAW FIRM, PLLC
8117 Preston Road, Suite 300
Dallas, TX 75225
214/706-9314
214/706-9315 (fax)

Attorneys for Plaintiffs